SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

MGT Capital Investments, Inc

(Name of Issuer)

Common Stock, 0.001 par value

(Title of Class of Securities)

55302P202

(CUSIP Number)

March 8, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 55302P202	13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) LavBay Capital Total Return Fund LP

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,500,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 *

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.3% **

12	Type of Reporting Person PN

*SEE ITEM 4(a).

**SEE ITEM 4(b).

CUSIP No. 55302P202	13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) LavBay Capital Management Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,500,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 *

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.3% **

12	Type of Reporting Person* CO

*SEE ITEM 4(a).

**SEE ITEM 4(b).

CUSIP No. 55302P202	13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) LavBay Total Return GP Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,500,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 *

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.3% **

12	Type of Reporting Person* CO

*SEE ITEM 4(a).

**SEE ITEM 4(b).

CUSIP No. 55302P202	13G

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Anton Strgacic

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Canadian Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 2,500,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 *

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 7.3% **

12	Type of Reporting Person* IN

*SEE ITEM 4(a).

**SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of LavBay Capital Total Return Fund LP (this “the Fund”), an Ontario, Canada limited partnership, LavBay Capital Management Inc, an Ontario, Canada corporation, LavBay Total Return GP Inc., an Ontario, Canada corporation, Anton Strgacic, the Director of LavBay Capital Management Inc. and LavBay Total Return GP, relating to Common Stock, 0.001 par value (the “Common Stock”), of MGT Capital Investments Inc, a Delaware corporation (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by LavBay Capital Total Return Fund LP to which LavBay Capital Management Inc. serves as the investment advisor and may direct the vote and disposition of the 2,500,000 shares of Common Stock held by the Fund. As the general partner of LavBay Capital Total Return Fund LP, LavBay Total Return GP Inc. may direct the vote and disposition of the 2,500,000 shares of Common Stock held by the Fund. Anton Strgacic, as the Director of LavBay Capital Management Inc. and LavBay Total Return GP Inc, may direct the vote and disposition of the 2,500,000 shares of Common Stock held by the Fund.

Item 1(a)	Name of Issuer. MGT Capital Investments Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices. 512 S. Magnum Street, Suite 408, Durham, NC 27701

Item 2(a)	Name of Person Filing. LavBay Capital Total Return Fund LP, LavBay Capital Management Inc, LavBay Total Return GP Inc., and Anton Strgacic
Item 2(b)	Address of Principal Business Office, or, if none, Residence. 400 Applewood Cres., Suite 100, Vaughan, Ontario, L4K 0C3
Item 2(c)

Citizenship or Place of Organization.
LavBay Capital Total Return Fund LP is a limited partnership organized under the laws of Ontario, Canada. LavBay Capital Management Inc., and LavBay Total Return GP Inc., is a corporation organized under the laws of Ontario, Canada.Mr. Strgacic is a Canadian citizen.

Item 2(d)	Title of Class of Securities. Common Stock, 0.001 par value (the “Common Stock”).
Item 2(e)	CUSIP Number. 55302P202

Item 3	Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)

LavBay Capital Total Return Fund LP, LavBay Capital Management Inc., LavBay Total Return GP Inc., and Anton Strgacic are the beneficial owners of 2,500,00 shares of common stock held by the Fund, which consists of (i) 625,000 shares of common stock and 1,875,000 shares of common stock issuable upon the exercise of certain warrants issuable to the reporting person. On March 8, 2017, the Reporting persons entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer for 625,000 shares of the common stock at a purchase price of $0.40 per share. In addition, for every share purchased, the Reporting Person shall receive one Series A Warrant, one Series B Warrant, and one Series C warrant.

(b)

LavBay Capital Total Return Fund LP, LavBay Capital Management Inc., LavBay Total Return GP Inc., and Anton Strgacic are the beneficial owners of 7.3% of the outstanding shares of Common Stock. This percentage is determined by dividing 2,500,000 by 31,772,855 (+ 2,500,000), the number of shares of Common Stock issued and outstanding as of March 8, 2017, per 13D filed on March 8, 2017.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.

For LavBay Capital Total Return Fund LP, LavBay Capital Management Inc, LavBay Total Return GP Inc, and Anton Strgacic:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2017

LAVBAY CAPITAL TOTAL RETURN FUND LP

By: LavBay Total Return GP, its general partner

By:	/s/ Anton Strgacic
Anton Strgacic
Director

LAVBAY TOTAL RETURN GP INC.

By:	/s/ Anton Strgacic
Anton Strgacic
Director

LAVBAY CAPITAL MANAGEMENT INC.

By:	/s/ Anton Strgacic
Anton Strgacic
Director

/s/ Anton Strgacic
Anton Strgacic